ORIGINAL

04027456

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.

APR 2 9 2004

1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001176320
(Registrant CIK Number)

Form 8-K for April 27, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-112334 -01
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

PROCESSED
APR 29 2004
THOMSON FINANCIAL

106675
Sequoia 2004-4
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on April 27, 2004

SEQUOIA RESIDENTIAL FUNDING , INC.

By: ______________________________
Name: John H. Isbrandtsen
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(J) REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 2004-4

Computational Materials

$ [822,474,000]

(Approximate)

Sequoia Mortgage Trust 2004-4

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Sequoia Mortgage Trust 2004-4

Mortgage Pass-Through Certificates
$822,474,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal/Notional Balance (1)	WAL (Yrs) (Call/Mat) (2)	Pymt Window (Mths) (Call/Mat) (2)	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's/Fitch
A(3)	$799,512,000	3.85 / 4.19	1-119 / 1-359	Floater	Senior	AAA/Aaa/AAA
X-1(5)(6)	$799,512,000	N/A	1-42 / 1-42	N/A	Senior/ NAS IO	AAA/Aaa/AAA
X-2(5)	$799,512,000			N/A	Senior/ IO	AAA/Aaa/AAA
X-B(5)	$22,962,000	Information Not Provided Herein		N/A	Senior/ IO	AAA/Aaa/AAA
A-R	$100				Senior	AAA/Aaa/AAA
B-1(4)	$14,612,000	6.58 / 7.30	39-119 / 39-359	Floater	Subordinate	AA/Aa2/AA
B-2(4)	$8,350,000	6.58 / 7.30	39-119 / 39-359	Floater	Subordinate	A/A2/A
B-3	$4,175,000			N/A	Subordinate	BBB/Baa2/BBB
B-4	$2,505,000	Information Not Provided Herein		N/A	Subordinate	BB/Ba2/BB
B-5	$2,088,000			N/A	Subordinate	B/B2/B
B-6	$3,757,767			N/A	Subordinate	NR/NR/NR
Total	**$834,999,867**					

(1) *Distributions on the Senior Certificates (as described herein) and the Subordinate Certificates (as described herein) will be derived from one-month and six-month LIBOR adjustable rate Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.*

(2) *The WAL and Payment Windows for the Class A, Class B-1 and Class B-2 Certificates are shown to the Clean-Up Call Date and to maturity (as described herein).*

(3) *The Class A Certificates will have a coupon equal to the lesser of (i) Six-Month LIBOR plus a related margin (which doubles after the Clean-Up Call Date on the Distribution Date related to the next Six-Month LIBOR Determination Date), (ii) the Net WAC Cap and (iii) 11.50%. Six-Month LIBOR will reset every 6 months beginning with the first Distribution Date in May 2004.*

(4) *The Class B-1 and Class B-2 Certificates will have a coupon equal to the lesser of (i) One-Month LIBOR plus a margin (which margin is multiplied by [1.5] after the Clean-Up Call Date), (ii) the Net WAC Cap and (iii) 11.50%.*

(5) *Balances shown with respect to the Class X-1, Class X-2, and Class X-B Certificates are notional balances. Such classes are interest-only certificates and will not be entitled to distributions of principal.*

(6) *The notional amount of the Class X-1 Certificates for any Distribution Date is the lesser of (x) the notional amount set out immediately prior to such date on the related notional amount schedule and (y) the class principal amounts of the Class A Certificates, for such distribution date. Beginning on the Distribution Date in November 2007, the notional amount of the Class X-1 Certificates will be zero. The interest rate of the Class X-1 Certificates will be the lesser of (x) 0.80% and (y) the excess, if any, of (i) the weighted average of the net interest rates of the Mortgage Loans over (ii) the interest rate for the Class A Certificates. Distributions on the Class X-1 Certificates will be subject to certain limitations in connection with the related Net WAC Shortfalls of the Class A Certificates, and as otherwise described herein. No principal will be distributed on the X-1 Certificates.*

Transaction Summary

Depositor:	Sequoia Residential Funding, Inc.
Co-Lead Managers:	Morgan Stanley & Co. Incorporated and Banc of America Securities LLC.
Co-Managers:	Greenwich Capital Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Master Servicer/ *Securities Administrator/* *Custodian:*	Wells Fargo Bank, N.A.
Trustee:	HSBC Bank USA.
Rating Agencies:	S&P, Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Cut-off Date:	April 1, 2004.
Statistical Cut-off Date:	March 1, 2004. The statistical information presented in this Preliminary Term Sheet relates to the pool of mortgage loans as of the Statistical Cut-off Date. We refer to that pool as the preliminary pool. Some of the mortgage loans included in the preliminary pool may not be included in the final pool as a result of prepayments or the failure of these mortgage loans to meet the eligibility requirements established for the trust.
Pricing Date:	On or about April [14], 2004.
Closing Date:	On or about April 29, 2004.
Distribution Date:	The 20th day of each month (or if not a business day, the next succeeding business day), commencing in May 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class A, Class X-1, Class X-2, Class X-B, and Class A-R Certificates. The "***Class X Certificates***" will consist of the Class X-1, Class X-2, Class X-B Certificates. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***". The Class A, Class B-1 and Class B-2 Certificates are collectively referred to herein as the "***LIBOR Certificates***". The Class A, Class X-1, Class B-1 and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.
Accrued Interest:	The Class A, Class B-1 and Class B-2 Certificates will settle flat. The Class X-1 Certificates will settle with accrued interest.

Accrual Period:	The interest accrual period (the "***Accrual Period***") with respect to the Class A, Class B-1 and Class B-2 Certificates for a given Distribution Date will be the period beginning on the 20th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month (on a 30/360 basis), and with respect to the Class X-1 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests along with rights under interest rate cap agreements held outside the REMIC for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Final Scheduled Distribution Date:	The final scheduled distribution date for the offered certificates is the distribution date in May 2034, which is the distribution date in the month following the scheduled maturity date for the latest maturing mortgage loan.
Optional Redemption:	The terms of the transaction allow for the certificates to be redeemed and/or retired once the aggregate principal balance of the Mortgage Loans is equal to 20% or less of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").
Clean-Up Call:	The terms of the transaction allow for a purchase of the Mortgage Loans resulting in a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-Up Call Date***").
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 20% CPR.
Mortgage Loans:	The trust will consist of adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties with an aggregate principal balance as of the Statistical Cut-off Date of approximately $834,999,868 (the "**Mortgage Loans**"). As of the Statistical Cut-off Date, approximately 86.55% and 13.45% of the Mortgage Loans are six-month LIBOR and one-month LIBOR indexed mortgage loans, respectively. Substantially all of the Mortgage Loans have original terms to maturity of approximately 25 or 30 years. As of the Statistical Cut-off Date, approximately 68.86% and 31.14% of the Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively. After such 5-year interest only term, the mortgage loans are scheduled to amortize on a 25-year fully amortizing basis, while in the case of the 10-year interest-only term, the mortgage loans are scheduled to amortize on a 15-year or 20-year fully amortizing basis. As of the Statistical Cut-off Date, approximate 1.25% of the Mortgage Loans have an initial and subsequent periodic rate cap of 1.00%, while 98.75% of the Mortgage Loans have no initial or subsequent periodic rate cap.

Net WAC Cap: In the case of the Class A, Class B-1 and Class B-2 Certificates, the weighted average of the net mortgage rates for the Mortgage Loans ***("Net WAC Cap")***.

The Class A Certificates will have a Certificate Interest Rate equal to the lesser of (i) six-month LIBOR plus the related margin, (ii) the Net WAC Cap and (iii) 11.50%.

The Class B-1 Certificates will have a Certificate Interest Rate equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap and (iii) 11.50%.

The Class B-2 Certificates will have a Certificate Interest Rate equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap and (iii) 11.50%.

If on any Distribution Date, the Certificate Interest Rate of the Class A Certificates is subject to the Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap) over (b) the amount of interest received on such Certificates based on the Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap) (a "***Class A Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class B-1 Certificates is subject to the Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of the (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap) over (b) the amount of interest received on such Certificates based on the Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap) (a "***Class B-1 Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class B-2 Certificates is subject to the Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of the (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap) over (b) the amount of interest received on such Certificates based on the Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap) (a "***Class B-2 Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

Net WAC Shortfall: Any of the Class A Net WAC Shortfall, the Class B-1 Net WAC Shortfall and the Class B-2 Net WAC Shortfall amounts.

Reserve Fund: As of the Closing Date, the "***Reserve Fund***" will be established on behalf of the LIBOR Certificates. The Reserve Fund will be funded by an initial deposit of funds on the Closing Date, and thereafter, by amounts otherwise distributable to any of the Class X Certificates to the extent of any of the related Net WAC Shortfall amounts for a related Distribution Date. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, LIBOR Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Net WAC Shortfall amount for such Distribution Date, to the extent available. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the related Class X Certificates.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Credit enhancement for the Senior Certificates will consist of the subordination of the Subordinate Certificates (total subordination initially [4.25]%).

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [2.50]%).

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [1.50]%).

Shifting Interest: Until the first Distribution Date occurring after April 2014, the Subordinate Certificates will be locked out from receipt of all principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

May 2004 – April 2014	0% Pro Rata Share
May 2014 – April 2015	30% Pro Rata Share
May 2015 – April 2016	40% Pro Rata Share
May 2016 – April 2017	60% Pro Rata Share
May 2017 – April 2018	80% Pro Rata Share
May 2018 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior Certificate (other than the Class X Certificates) and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled prior to the Distribution Date in May 2007 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (equal to the aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (equal to the aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, the Senior Certificates (other than the Class X Certificates) will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages as described above.

Allocation of Realized Losses: Any realized losses on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their alpha numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the Class A Certificates in reduction of their principal balance.

Certificates Priority of Distributions:

With respect to any Distribution Date, available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related Mortgage Loans; provided that, to the extent of any of the related Net WAC Shortfall amount for such Distribution Date with respect to each of the Offered Certificates, the amount of interest otherwise distributable to the related Class X Certificates shall be deposited in the Reserve Fund.
2) Class A-R Certificates, principal allocable to such class.
3) Class A Certificates, principal allocable to such class.
4) Class B-1 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such class.
6) Class B-2 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
7) Class B-2 Certificates, principal allocable to such class.
8) Class A Certificates, the related Net WAC Shortfall amount, from the Reserve Fund.
9) Class B-1 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
10) Class B-2 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
11) Class X Certificates, the excess amounts related to each Class X Certificate, from the Reserve Fund.
12) Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and the respective shares of principal allocable to such classes.
13) Class A-R Certificate, any remaining amount.

Sensitivity Tables

Class A To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.24	5.11	3.85	3.01	2.44	1.71
MDUR (yr)	5.77	4.78	3.65	2.88	2.35	1.66
First Prin Pay	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004
Last Prin Pay	6/20/2019	01/20/2017	03/20/2014	02/20/2012	9/20/2010	11/20/2008

Class A To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.65	5.50	4.19	3.31	2.68	1.88
MDUR (yr)	6.08	5.09	3.93	3.13	2.56	1.81
First Prin Pay	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004
Last Prin Pay	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034

Class B-1 To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	10.47	8.66	6.58	5.36	4.57	3.45
MDUR (yr)	9.50	7.97	6.16	5.08	4.36	3.33
First Prin Pay	10/20/2009	9/20/2008	7/20/2007	10/20/2006	5/20/2006	10/20/2005
Last Prin Pay	6/20/2019	01/20/2017	03/20/2014	02/20/2012	9/20/2010	11/20/2008

Class B-1 To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.33	9.50	7.30	6.03	5.21	4.03
MDUR (yr)	10.14	8.62	6.75	5.64	4.91	3.85
First Prin Pay	10/20/2009	9/20/2008	7/20/2007	10/20/2006	5/20/2006	10/20/2005
Last Prin Pay	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034

Class B-2 To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	10.47	8.66	6.58	5.36	4.57	3.45
MDUR (yr)	9.27	7.81	6.07	5.01	4.31	3.30
First Prin Pay	10/20/2009	9/20/2008	7/20/2007	10/20/2006	5/20/2006	10/20/2005
Last Prin Pay	6/20/2019	01/20/2017	03/20/2014	02/20/2012	9/20/2010	11/20/2008

Class B-2 To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.33	9.50	7.30	6.03	5.21	4.03
MDUR (yr)	9.87	8.42	6.62	5.55	4.84	3.80
First Prin Pay	10/20/2009	9/20/2008	7/20/2007	10/20/2006	5/20/2006	10/20/2005
Last Prin Pay	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034

Class X-1 Price-Yield Sensitivity to Call

Price*	20% CPR	25% CPR	35% CPR	36% CPR	50% CPR
1.1656216	12.07	12.07	12.07	10.43	-15.71
1.1734341	11.52	11.52	11.52	9.88	-16.20
1.1812466	10.97	10.97	10.97	9.34	-16.69
1.1890591	10.44	10.44	10.44	8.81	-17.17
1.1968716	9.91	9.91	9.91	8.28	-17.65
1.2046841	9.38	9.38	9.38	7.76	-18.12
1.2124966	8.86	8.86	8.86	7.24	-18.58
1.2203091	8.35	8.35	8.35	6.74	-19.04
1.2281216	7.84	7.84	7.84	6.23	-19.49
1.2359341	7.34	7.34	7.34	5.74	-19.94
1.2437466	6.85	6.85	6.85	5.25	-20.39
1.2515591	6.36	6.36	6.36	4.76	-20.82
1.2593716	5.88	5.88	5.88	4.28	-21.26
1.2671841	5.40	5.40	5.40	3.81	-21.69
1.2749966	4.93	4.93	4.93	3.34	-22.11
1.2828091	4.46	4.46	4.46	2.88	-22.53
1.2906216	4.00	4.00	4.00	2.42	-22.94
1.2984341	3.54	3.54	3.54	1.96	-23.35
1.3062466	3.09	3.09	3.09	1.52	-23.75
1.3140591	2.65	2.65	2.65	1.07	-24.15
1.3218716	2.20	2.20	2.20	0.63	-24.55
1.3296841	1.77	1.77	1.77	0.20	-24.94
1.3374966	1.33	1.33	1.33	-0.23	-25.33
1.3453091	0.91	0.91	0.91	-0.65	-25.71
1.3531216	0.48	0.48	0.48	-1.07	-26.09
1.3609341	0.06	0.06	0.06	-1.49	-26.47
1.3687466	-0.35	-0.35	-0.35	-1.90	-26.84
1.3765591	-0.76	-0.76	-0.76	-2.31	-27.21
1.3843716	-1.17	-1.17	-1.17	-2.71	-27.57
1.3921841	-1.57	-1.57	-1.57	-3.11	-27.93
1.3999966	-1.97	-1.97	-1.97	-3.51	-28.29
1.4078091	-2.36	-2.36	-2.36	-3.90	-28.64
1.4156216	-2.75	-2.75	-2.75	-4.28	-28.99
MDUR (yr)	1.26	1.26	1.26	1.27	1.40
First Pay	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004
Last Pay	10/20/2007	10/20/2007	10/20/2007	10/20/2007	08/20/2007

*Does not include accrued interest

Class A, Class B-1 and B-2 Certificates
Effective Net WAC Cap Schedule*

Assumptions :
20% CPR
To Cleanup Call
Class A, B-1 & B-2 Hard Cap of 11.50%

Distribution Period	Class A-1 30/360 Net WAC Cap %	Class B-1 & B-2 30/360 Net WAC Cap %
1	2.7062	2.7062
2	3.8556	3.8556
3	3.8656	3.8656
4	3.9666	3.9666
5	3.9894	3.9894
6	10.2180	10.2180
7 and After	11.5000	11.5000

*The Net WAC Cap is calculated assuming current 1-Month LIBOR or 6-Month LIBOR of 20.00% and is run at the pricing speed of 20% CPR to the clean-up call

Notional Amount Schedules for the Class X-1

Distribution Date	Nas IO Schedule
May 2004	$799,512,000.00
June 2004	770,068,448.04
July 2004	741,663,034.15
August 2004	714,259,248.09
September 2004	687,821,770.63
October 2004	662,316,527.90
November 2004	637,710,647.57
December 2004	613,972,416.46
January 2005	591,071,239.63
February 2005	568,977,600.99
March 2005	547,663,025.23
April 2005	527,100,041.15
May 2005	507,262,146.22
June 2005	488,123,772.45
July 2005	469,660,253.42
August 2005	451,847,792.49
September 2005	434,663,432.13
October 2005	418,085,024.36
November 2005	402,091,202.15
December 2005	386,661,351.93
January 2006	371,775,586.99
February 2006	358,040,404.30
March 2006	344,800,581.12
April 2006	332,038,455.65
May 2006	319,736,992.34
June 2006	307,879,759.66
July 2006	296,450,908.83
August 2006	285,435,153.18
September 2006	274,817,748.26
October 2006	264,584,472.68
November 2006	254,721,609.58
December 2006	245,215,928.86
January 2007	236,054,669.86
February 2007	227,225,524.84
March 2007	218,716,622.91
April 2007	210,516,514.60
May 2007	202,614,156.92
June 2007	195,469,604.03
July 2007	188,576,981.39
August 2007	181,927,405.48
September 2007	175,512,306.02
October 2007	169,323,414.91
November 2007 and thereafter	$0.00

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

Total Current Balance:	$834,999,868					
Number Of Loans:	2,406					
			Minimum		**Maximum**	
Average Current Balance:	$347,049		$34,056		$4,100,000	
Average Original Balance:	$347,311		$34,056		$4,100,000	
Weighted Average Loan Rate:	3.091	%	1.875	%	5.875	%
Weighted Average Servicing Fee:	0.377	%	0.375	%	1.000	%
Weighted Average Net Loan Rate:	2.714	%	1.500	%	5.500	%
Weighted Average Gross Margin:	1.861	%	0.750	%	2.750	%
Weighted Average Maximum Loan Rate:	11.996	%	9.750	%	14.500	%
Weighted Average Original LTV:	70.16	%	12.42	%	100.00	%
Weighted Average Effective LTV:	69.51	%	12.42	%	95.00	%
Weighted Average Credit Score:	731		530		824	
Weighted Average Original Term:	343	months	300	months	360	months
Weighted Average Remaining Term:	342	months	274	months	360	months
Weighted Average Seasoning:	1	months	0	months	26	months
Weighted Average Next Rate Reset:	5	months	1	months	6	months
Weighted Average Rate Adj Freq:	5	months	1	months	6	months
Weighted Average First Rate Adj Freq:	5	months	1	months	6	months
Weighted Average IO Original Term:	79	months	60	months	120	months
Weighted Average IO Remaining Term:	78	months	40	months	120	months

Top State Concentrations ($): 33.23% California, 9.34 % Florida, 6.50 % Colorado, 6.16% Arizona

Maximum Zip Code ($): 0.85% 90210

First Pay Date:	Mar 1, 2002	May 1, 2004
Rate Change Date:	May 1, 2004	Oct 1, 2004
Maturity Date:	Feb 1, 2027	Apr 1, 2034

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
LIBOR 6 Month	2,126	$722,693,895.93	86.55	%
LIBOR 1 Month	280	112,305,972.00	13.45	
Total:	***2,406***	***$834,999,867.93***	***100.00***	%

CURRENT MORTGAGE LOAN PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
0.01 - 100,000.00	137	$11,235,205.24	1.35	%
100,000.01 - 200,000.00	705	107,588,553.67	12.88	
200,000.01 - 300,000.00	531	131,687,460.22	15.77	
300,000.01 - 400,000.00	345	120,803,231.91	14.47	
400,000.01 - 500,000.00	232	104,257,651.82	12.49	
500,000.01 - 600,000.00	142	78,151,760.53	9.36	
600,000.01 - 700,000.00	129	83,199,402.42	9.96	
700,000.01 - 800,000.00	54	40,671,505.29	4.87	
800,000.01 - 900,000.00	30	25,498,195.55	3.05	
900,000.01 - 1,000,000.00	53	51,697,202.28	6.19	
1,000,000.01 - 1,500,000.00	28	35,907,700.00	4.30	
1,500,000.01 - 2,000,000.00	15	28,711,999.00	3.44	
2,000,000.01 - 2,500,000.00	1	2,160,000.00	0.26	
2,500,000.01 - 3,000,000.00	2	5,530,000.00	0.66	
3,500,000.01 - 4,000,000.00	1	3,800,000.00	0.46	
4,000,000.01 - 4,500,000.00	1	4,100,000.00	0.49	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

CURRENT MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
1.751 - 2.000	1	$1,080,000.00	0.13	%
2.251 - 2.500	41	11,120,208.60	1.33	
2.501 - 2.750	496	188,219,093.21	22.54	
2.751 - 3.000	446	153,404,854.38	18.37	
3.001 - 3.250	997	324,779,216.66	38.90	
3.251 - 3.500	388	144,188,493.84	17.27	
3.501 - 3.750	6	4,162,599.69	0.50	
3.751 - 4.000	1	456,000.00	0.05	
4.001 - 4.250	3	791,691.42	0.09	
4.501 - 4.750	4	1,042,550.00	0.12	
4.751 - 5.000	5	1,545,976.00	0.19	
5.001 >=	18	4,209,184.13	0.50	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
0.750	1	$1,080,000.00	0.13	%
1.250	37	9,908,858.60	1.19	
1.375	20	8,163,770.00	0.98	
1.500	174	68,439,557.72	8.20	
1.625	475	169,195,976.19	20.26	
1.750	236	84,553,556.97	10.13	
1.875	472	139,766,550.97	16.74	
2.000	545	188,326,245.11	22.55	
2.125	201	76,625,369.18	9.18	
2.250	210	77,612,981.95	9.29	
2.375	26	6,631,451.55	0.79	
2.500	2	3,180,000.00	0.38	
2.750	7	1,515,549.69	0.18	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL TERM	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
300	559	$235,610,690.21	28.22	%
360	1,847	599,389,177.72	71.78	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

REMAINING TERM TO STATED MATURITY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
271 - 276	1	$121,910.87	0.01	%
277 - 282	1	128,996.83	0.02	
283 - 288	2	527,178.12	0.06	
295 - 300	555	234,832,604.39	28.12	
337 - 342	3	1,081,439.99	0.13	
349 - 354	37	13,367,831.53	1.60	
355 - 360	1,807	584,939,906.20	70.05	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

REMAINING IO TERM	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
37 - 42	3	$1,081,439.99	0.13	%
49 - 54	37	13,367,831.53	1.60	
55 - 60	1,733	560,540,767.60	67.13	
91 - 96	1	121,910.87	0.01	
97 - 102	1	128,996.83	0.02	
103 - 108	2	527,178.12	0.06	
115 - 120	629	259,231,742.99	31.05	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

NEXT RATE ADJUSTMENT DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
5/1/2004	308	$120,493,077.90	14.43 %
6/1/2004	34	16,941,545.84	2.03
7/1/2004	170	49,524,758.72	5.93
8/1/2004	130	47,287,654.72	5.66
9/1/2004	741	248,925,496.75	29.81
10/1/2004	1,023	351,827,334.00	42.14
Total:	**2,406**	**$834,999,867.93**	**100.00** %

ORIGINAL LOAN - TO - VALUE RATIO(%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.01 - 20.00	4	$1,012,700.00	0.12 %
20.01 - 30.00	24	8,780,306.00	1.05
30.01 - 40.00	55	14,826,175.00	1.78
40.01 - 50.00	120	51,081,786.29	6.12
50.01 - 60.00	208	83,341,912.56	9.98
60.01 - 65.00	149	66,431,045.64	7.96
65.01 - 70.00	309	118,085,995.69	14.14
70.01 - 75.00	457	160,944,077.20	19.27
75.01 - 80.00	965	299,372,478.61	35.85
80.01 - 85.00	18	3,514,050.00	0.42
85.01 - 90.00	30	6,723,347.11	0.81
90.01 - 95.00	34	6,856,579.00	0.82
95.01 - 100.00	33	14,029,414.83	1.68
Total:	**2,406**	**$834,999,867.93**	**100.00** %

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

EFFECTIVE LOAN - TO - VALUE RATIO(%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
10.01 - 20.00	4	$1,012,700.00	0.12	%
20.01 - 30.00	25	10,319,306.00	1.24	
30.01 - 40.00	55	14,826,175.00	1.78	
40.01 - 50.00	122	51,497,186.29	6.17	
50.01 - 60.00	217	85,993,912.56	10.30	
60.01 - 65.00	149	66,431,045.64	7.96	
65.01 - 70.00	332	128,639,410.52	15.41	
70.01 - 75.00	457	160,944,077.20	19.27	
75.01 - 80.00	965	299,372,478.61	35.85	
80.01 - 85.00	17	3,383,650.00	0.41	
85.01 - 90.00	30	6,723,347.11	0.81	
90.01 - 95.00	33	5,856,579.00	0.70	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

Sequoia Mortgage Trust 2004-4
Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	2	$1,001,350.00	0.12 %
520 - 539	1	1,539,000.00	0.18
560 - 579	1	2,000,000.00	0.24
580 - 599	3	968,992.19	0.12
600 - 619	4	4,728,200.00	0.57
620 - 639	15	6,752,750.00	0.81
640 - 659	73	23,976,238.77	2.87
660 - 679	222	70,312,270.54	8.42
680 - 699	299	104,430,873.10	12.51
700 - 719	327	114,979,419.03	13.77
720 - 739	321	105,872,032.37	12.68
740 - 759	382	132,714,730.69	15.89
760 - 779	396	148,769,721.50	17.82
780 - 799	287	89,915,024.16	10.77
800 - 819	70	25,928,433.58	3.11
820 - 839	3	1,110,832.00	0.13
Total:	**2,406**	**$834,999,867.93**	**100.00** %

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	2,406	$834,999,867.93	100.00 %
Total:	**2,406**	**$834,999,867.93**	**100.00** %

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	1,405	$421,727,221.65	50.51 %
Limited	516	218,755,379.07	26.20
Lite Doc	248	89,617,722.40	10.73
Alternative	189	87,633,100.03	10.49
Asset, No Income	27	11,963,457.64	1.43
No Ratio	14	3,305,200.00	0.40
Low, No Doc	5	1,145,463.00	0.14
Other	2	852,324.14	0.10
Total:	**2,406**	**$834,999,867.93**	**100.00** %

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	2,153	$747,808,205.04	89.56 %
Second Home	164	70,336,188.47	8.42
Investment	89	16,855,474.42	2.02
Total:	**2,406**	**$ 834,999,867.93**	**100.00** %

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	1,412	$495,635,961.38	59.36 %
Planned Unit Development	760	263,436,724.22	31.55
Condo	214	67,967,536.78	8.14
2-4 Family	16	6,150,645.55	0.74
Co-op	4	1,809,000.00	0.22
Total:	**2,406**	**$ 834,999,867.93**	**100.00** %

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Refinance - Rate Term	1,059	$327,839,109.98	39.26	%
Purchase	733	300,102,718.84	35.94	
Refinance - Cashout	614	207,058,039.11	24.80	
Total:	**2,406**	**$ 834,999,867.93**	**100.00**	%

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

GEOGRAPHIC DISTRIBUTION BY BALANCE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Alabama	7	$1,850,500.00	0.22	%
Alaska	1	129,600.00	0.02	
Arizona	188	51,456,387.00	6.16	
Arkansas	3	1,028,200.00	0.12	
California	566	277,437,784.63	33.23	
Colorado	201	54,243,352.73	6.50	
Connecticut	19	8,361,950.00	1.00	
Delaware	4	630,120.00	0.08	
District of Columbia	3	3,325,000.00	0.40	
Florida	237	77,996,969.62	9.34	
Georgia	143	39,392,785.14	4.72	
Hawaii	8	3,951,900.00	0.47	
Idaho	3	429,800.00	0.05	
Illinois	63	22,418,014.47	2.68	
Indiana	5	1,034,191.81	0.12	
Kansas	13	2,667,550.00	0.32	
Kentucky	6	1,197,700.00	0.14	
Louisiana	2	510,500.00	0.06	
Maine	2	1,325,200.00	0.16	
Maryland	50	15,902,743.69	1.90	
Massachusetts	30	17,513,824.00	2.10	
Michigan	36	10,115,050.00	1.21	
Minnesota	27	8,671,397.00	1.04	
Missouri	11	3,659,999.00	0.44	
Montana	3	2,404,000.00	0.29	
Nevada	67	21,014,188.96	2.52	
New Hampshire	2	463,000.00	0.06	
New Jersey	44	18,224,707.03	2.18	
New Mexico	7	1,453,936.00	0.17	
New York	39	19,459,675.00	2.33	
North Carolina	78	24,380,750.00	2.92	
Ohio	155	27,877,544.65	3.34	
Oklahoma	1	153,000.00	0.02	
Oregon	14	4,458,920.00	0.53	
Pennsylvania	36	13,114,106.00	1.57	

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

GEOGRAPHIC DISTRIBUTION BY BALANCE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Rhode Island	3	1,114,800.00	0.13
South Carolina	34	8,708,970.00	1.04
Tennessee	18	4,947,089.00	0.59
Texas	101	26,133,378.99	3.13
Utah	32	8,064,400.00	0.97
Virgin Islands	1	185,000.00	0.02
Virginia	61	19,651,061.02	2.35
Washington	77	26,290,822.19	3.15
West Virginia	1	179,000.00	0.02
Wisconsin	3	1,396,000.00	0.17
Wyoming	1	75,000.00	0.01
Total:	**2,406**	**$834,999,867.93**	**100.00** %

Computational Materials

$ [822,474,000]

(Approximate)

Sequoia Mortgage Trust 2004-4

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Sequoia Mortgage Trust 2004-4

Mortgage Pass-Through Certificates
$822,474,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal/Notional Balance (1)	WAL (Yrs) (Call/Mat) (2)	Pymt Window (Mths) (Call/Mat) (2)	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's
A(3)	$799,512,000	3.85 / 4.19	1-119 / 1-359	Floater	Senior	AAA/Aaa
X-1(5)(6)	$799,512,000	N/A	1-42 / 1-42	N/A	Senior/ NAS IO	AAA/Aaa
X-2(5)	$799,512,000			N/A	Senior/ IO	AAA/Aaa
X-B(5)	$22,962,000	Information Not Provided Herein		N/A	Senior/ IO	AAA/Aaa
A-R	$100				Senior	AAA/Aaa
B-1(4)	$14,612,000	6.58 / 7.30	39-119 / 39-359	Floater	Subordinate	AA/Aa2
B-2(4)	$8,350,000	6.58 / 7.30	39-119 / 39-359	Floater	Subordinate	A/A2
B-3	$4,175,000			N/A	Subordinate	BBB/Baa2
B-4	$2,505,000	Information Not Provided Herein		N/A	Subordinate	BB/Ba2
B-5	$2,088,000			N/A	Subordinate	B/B2
B-6	$3,757,767			N/A	Subordinate	NR/NR
Total	**$834,999,867**					

(1) *Distributions on the Senior Certificates (as described herein) and the Subordinate Certificates (as described herein) will be derived from one-month and six-month LIBOR adjustable rate Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.*

(2) *The WAL and Payment Windows for the Class A, Class B-1 and Class B-2 Certificates are shown to the Clean-Up Call Date and to maturity (as described herein).*

(3) *The Class A Certificates will have a coupon equal to the lesser of (i) Six-Month LIBOR plus a related margin (which doubles after the Clean-Up Call Date on the Distribution Date related to the next Six-Month LIBOR Determination Date), (ii) the Net WAC Cap and (iii) 11.50%. Six-Month LIBOR will reset every 6 months beginning with the first Distribution Date in May 2004.*

(4) *The Class B-1 and Class B-2 Certificates will have a coupon equal to the lesser of (i) One-Month LIBOR plus a margin (which margin is multiplied by [1.5] after the Clean-Up Call Date), (ii) the Net WAC Cap and (iii) 11.50%.*

(5) *Balances shown with respect to the Class X-1, Class X-2, and Class X-B Certificates are notional balances. Such classes are interest-only certificates and will not be entitled to distributions of principal.*

(6) *The notional amount of the Class X-1 Certificates for any Distribution Date is the lesser of (x) the notional amount set out immediately prior to such date on the related notional amount schedule and (y) the class principal amounts of the Class A Certificates, for such distribution date. Beginning on the Distribution Date in November 2007, the notional amount of the Class X-1 Certificates will be zero. The interest rate of the Class X-1 Certificates will be the lesser of (x) 0.80% and (y) the excess, if any, of (i) the weighted average of the net interest rates of the Mortgage Loans over (ii) the interest rate for the Class A Certificates. Distributions on the Class X-1 Certificates will be subject to certain limitations in connection with the related Net WAC Shortfalls of the Class A Certificates, and as otherwise described herein. No principal will be distributed on the X-1 Certificates.*

Transaction Summary

Depositor:	Sequoia Residential Funding, Inc.
Co-Lead Managers:	Morgan Stanley & Co. Incorporated and Banc of America Securities LLC.
Co-Managers:	Greenwich Capital Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Master Servicer/ Securities Administrator/ Custodian:	Wells Fargo Bank, N.A.
Trustee:	HSBC Bank USA.
Rating Agencies:	S&P and Moody's will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Cut-off Date:	April 1, 2004.
Statistical Cut-off Date:	March 1, 2004. The statistical information presented in this Preliminary Term Sheet relates to the pool of mortgage loans as of the Statistical Cut-off Date. We refer to that pool as the preliminary pool. Some of the mortgage loans included in the preliminary pool may not be included in the final pool as a result of prepayments or the failure of these mortgage loans to meet the eligibility requirements established for the trust.
Pricing Date:	On or about April [14], 2004.
Closing Date:	On or about April 29, 2004.
Distribution Date:	The 20th day of each month (or if not a business day, the next succeeding business day), commencing in May 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class A, Class X-1, Class X-2, Class X-B, and Class A-R Certificates. The "***Class X Certificates***" will consist of the Class X-1, Class X-2, Class X-B Certificates. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***". The Class A, Class B-1 and Class B-2 Certificates are collectively referred to herein as the "***LIBOR Certificates***". The Class A, Class X-1, Class B-1 and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.
Accrued Interest:	The Class A, Class B-1 and Class B-2 Certificates will settle flat. The Class X-1 Certificates will settle with accrued interest.

Accrual Period: The interest accrual period (the "***Accrual Period***") with respect to the Class A, Class B-1 and Class B-2 Certificates for a given Distribution Date will be the period beginning on the 20th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month (on a 30/360 basis), and with respect to the Class X-1 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.

Federal Tax Treatment: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests along with rights under interest rate cap agreements held outside the REMIC for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Final Scheduled Distribution Date: The final scheduled distribution date for the offered certificates is the distribution date in May 2034, which is the distribution date in the month following the scheduled maturity date for the latest maturing mortgage loan.

Optional Redemption: The terms of the transaction allow for the certificates to be redeemed and/or retired once the aggregate principal balance of the Mortgage Loans is equal to 20% or less of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Clean-Up Call: The terms of the transaction allow for a purchase of the Mortgage Loans resulting in a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-Up Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 20% CPR.

Mortgage Loans: The trust will consist of adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties with an aggregate principal balance as of the Statistical Cut-off Date of approximately $834,999,868 (the "**Mortgage Loans**"). As of the Statistical Cut-off Date, approximately 86.55% and 13.45% of the Mortgage Loans are six-month LIBOR and one-month LIBOR indexed mortgage loans, respectively. Substantially all of the Mortgage Loans have original terms to maturity of approximately 25 or 30 years. As of the Statistical Cut-off Date, approximately 68.86% and 31.14% of the Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively. After such 5-year interest only term, the mortgage loans are scheduled to amortize on a 25-year fully amortizing basis, while in the case of the 10-year interest-only term, the mortgage loans are scheduled to amortize on a 15-year or 20-year fully amortizing basis. As of the Statistical Cut-off Date, approximate 1.25% of the Mortgage Loans have an initial and subsequent periodic rate cap of 1.00%, while 98.75% of the Mortgage Loans have no initial or subsequent periodic rate cap.

Net WAC Cap: In the case of the Class A, Class B-1 and Class B-2 Certificates, the weighted average of the net mortgage rates for the Mortgage Loans ***("Net WAC Cap")***.

The Class A Certificates will have a Certificate Interest Rate equal to the lesser of (i) six-month LIBOR plus the related margin, (ii) the Net WAC Cap and (iii) 11.50%.

The Class B-1 Certificates will have a Certificate Interest Rate equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap and (iii) 11.50%.

The Class B-2 Certificates will have a Certificate Interest Rate equal to the lesser of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap and (iii) 11.50%.

If on any Distribution Date, the Certificate Interest Rate of the Class A Certificates is subject to the Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap) over (b) the amount of interest received on such Certificates based on the Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap) (a "***Class A Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class B-1 Certificates is subject to the Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of the (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap) over (b) the amount of interest received on such Certificates based on the Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap) (a "***Class B-1 Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

If on any Distribution Date, the Certificate Interest Rate of the Class B-2 Certificates is subject to the Net WAC Cap, such Certificates will, to the extent described below, be entitled to payment of an amount equal to the sum of (i) the excess of the (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the Net WAC Cap) over (b) the amount of interest received on such Certificates based on the Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net WAC Cap) (a "***Class B-2 Net WAC Shortfall***") from related amounts on deposit in the Reserve Fund.

Net WAC Shortfall: Any of the Class A Net WAC Shortfall, the Class B-1 Net WAC Shortfall and the Class B-2 Net WAC Shortfall amounts.

Reserve Fund: As of the Closing Date, the "***Reserve Fund***" will be established on behalf of the LIBOR Certificates. The Reserve Fund will be funded by an initial deposit of funds on the Closing Date, and thereafter, by amounts otherwise distributable to any of the Class X Certificates to the extent of any of the related Net WAC Shortfall amounts for a related Distribution Date. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, LIBOR Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Net WAC Shortfall amount for such Distribution Date, to the extent available. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the related Class X Certificates.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Credit enhancement for the Senior Certificates will consist of the subordination of the Subordinate Certificates (total subordination initially [4.25]%).

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [2.50]%).

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [1.50]%).

Shifting Interest: Until the first Distribution Date occurring after April 2014, the Subordinate Certificates will be locked out from receipt of all principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

May 2004 – April 2014	0% Pro Rata Share
May 2014 – April 2015	30% Pro Rata Share
May 2015 – April 2016	40% Pro Rata Share
May 2016 – April 2017	60% Pro Rata Share
May 2017 – April 2018	80% Pro Rata Share
May 2018 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior Certificate (other than the Class X Certificates) and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled prior to the Distribution Date in May 2007 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (equal to the aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (equal to the aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, the Senior Certificates (other than the Class X Certificates) will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages as described above.

Allocation of Realized Losses: Any realized losses on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their alpha numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the Class A Certificates in reduction of their principal balance.

Certificates Priority of Distributions:

With respect to any Distribution Date, available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related Mortgage Loans; provided that, to the extent of any of the related Net WAC Shortfall amount for such Distribution Date with respect to each of the Offered Certificates, the amount of interest otherwise distributable to the related Class X Certificates shall be deposited in the Reserve Fund.
2) Class A-R Certificates, principal allocable to such class.
3) Class A Certificates, principal allocable to such class.
4) Class B-1 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such class.
6) Class B-2 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
7) Class B-2 Certificates, principal allocable to such class.
8) Class A Certificates, the related Net WAC Shortfall amount, from the Reserve Fund.
9) Class B-1 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
10) Class B-2 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
11) Class X Certificates, the excess amounts related to each Class X Certificate, from the Reserve Fund.
12) Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and the respective shares of principal allocable to such classes.
13) Class A-R Certificate, any remaining amount.

Sensitivity Tables

Class A To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.24	5.11	3.85	3.01	2.44	1.71
MDUR (yr)	5.77	4.78	3.65	2.88	2.35	1.66
First Prin Pay	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004
Last Prin Pay	6/20/2019	01/20/2017	03/20/2014	02/20/2012	9/20/2010	11/20/2008

Class A To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	6.65	5.50	4.19	3.31	2.68	1.88
MDUR (yr)	6.08	5.09	3.93	3.13	2.56	1.81
First Prin Pay	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004
Last Prin Pay	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034

Class B-1 To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	10.47	8.66	6.58	5.36	4.57	3.45
MDUR (yr)	9.50	7.97	6.16	5.08	4.36	3.33
First Prin Pay	10/20/2009	9/20/2008	7/20/2007	10/20/2006	5/20/2006	10/20/2005
Last Prin Pay	6/20/2019	01/20/2017	03/20/2014	02/20/2012	9/20/2010	11/20/2008

Class B-1 To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.33	9.50	7.30	6.03	5.21	4.03
MDUR (yr)	10.14	8.62	6.75	5.64	4.91	3.85
First Prin Pay	10/20/2009	9/20/2008	7/20/2007	10/20/2006	5/20/2006	10/20/2005
Last Prin Pay	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034

Class B-2 To Call

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	10.47	8.66	6.58	5.36	4.57	3.45
MDUR (yr)	9.27	7.81	6.07	5.01	4.31	3.30
First Prin Pay	10/20/2009	9/20/2008	7/20/2007	10/20/2006	5/20/2006	10/20/2005
Last Prin Pay	6/20/2019	01/20/2017	03/20/2014	02/20/2012	9/20/2010	11/20/2008

Class B-2 To Maturity

	12% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	11.33	9.50	7.30	6.03	5.21	4.03
MDUR (yr)	9.87	8.42	6.62	5.55	4.84	3.80
First Prin Pay	10/20/2009	9/20/2008	7/20/2007	10/20/2006	5/20/2006	10/20/2005
Last Prin Pay	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034	3/20/2034

Class X-1 Price-Yield Sensitivity to Call

Price*	20% CPR	25% CPR	35% CPR	36% CPR	50% CPR
1.1656216	12.07	12.07	12.07	10.43	-15.71
1.1734341	11.52	11.52	11.52	9.88	-16.20
1.1812466	10.97	10.97	10.97	9.34	-16.69
1.1890591	10.44	10.44	10.44	8.81	-17.17
1.1968716	9.91	9.91	9.91	8.28	-17.65
1.2046841	9.38	9.38	9.38	7.76	-18.12
1.2124966	8.86	8.86	8.86	7.24	-18.58
1.2203091	8.35	8.35	8.35	6.74	-19.04
1.2281216	7.84	7.84	7.84	6.23	-19.49
1.2359341	7.34	7.34	7.34	5.74	-19.94
1.2437466	6.85	6.85	6.85	5.25	-20.39
1.2515591	6.36	6.36	6.36	4.76	-20.82
1.2593716	5.88	5.88	5.88	4.28	-21.26
1.2671841	5.40	5.40	5.40	3.81	-21.69
1.2749966	4.93	4.93	4.93	3.34	-22.11
1.2828091	4.46	4.46	4.46	2.88	-22.53
1.2906216	4.00	4.00	4.00	2.42	-22.94
1.2984341	3.54	3.54	3.54	1.96	-23.35
1.3062466	3.09	3.09	3.09	1.52	-23.75
1.3140591	2.65	2.65	2.65	1.07	-24.15
1.3218716	2.20	2.20	2.20	0.63	-24.55
1.3296841	1.77	1.77	1.77	0.20	-24.94
1.3374966	1.33	1.33	1.33	-0.23	-25.33
1.3453091	0.91	0.91	0.91	-0.65	-25.71
1.3531216	0.48	0.48	0.48	-1.07	-26.09
1.3609341	0.06	0.06	0.06	-1.49	-26.47
1.3687466	-0.35	-0.35	-0.35	-1.90	-26.84
1.3765591	-0.76	-0.76	-0.76	-2.31	-27.21
1.3843716	-1.17	-1.17	-1.17	-2.71	-27.57
1.3921841	-1.57	-1.57	-1.57	-3.11	-27.93
1.3999966	-1.97	-1.97	-1.97	-3.51	-28.29
1.4078091	-2.36	-2.36	-2.36	-3.90	-28.64
1.4156216	-2.75	-2.75	-2.75	-4.28	-28.99
MDUR (yr)	1.26	1.26	1.26	1.27	1.40
First Pay	5/20/2004	5/20/2004	5/20/2004	5/20/2004	5/20/2004
Last Pay	10/20/2007	10/20/2007	10/20/2007	10/20/2007	08/20/2007

*Does not include accrued interest

Class A, Class B-1 and B-2 Certificates
Effective Net WAC Cap Schedule*

Assumptions :
20% CPR
To Cleanup Call
Class A, B-1 & B-2 Hard Cap of 11.50%

Distribution Period	Class A-1 30/360 Net WAC Cap %	Class B-1 & B-2 30/360 Net WAC Cap %
1	2.7062	2.7062
2	3.8556	3.8556
3	3.8656	3.8656
4	3.9666	3.9666
5	3.9894	3.9894
6	10.2180	10.2180
7 and After	11.5000	11.5000

*The Net WAC Cap is calculated assuming current 1-Month LIBOR or 6-Month LIBOR of 20.00% and is run at the pricing speed of 20% CPR to the clean-up call

Notional Amount Schedules for the Class X-1

Distribution Date	Nas IO Schedule
May 2004	$799,512,000.00
June 2004	770,068,448.04
July 2004	741,663,034.15
August 2004	714,259,248.09
September 2004	687,821,770.63
October 2004	662,316,527.90
November 2004	637,710,647.57
December 2004	613,972,416.46
January 2005	591,071,239.63
February 2005	568,977,600.99
March 2005	547,663,025.23
April 2005	527,100,041.15
May 2005	507,262,146.22
June 2005	488,123,772.45
July 2005	469,660,253.42
August 2005	451,847,792.49
September 2005	434,663,432.13
October 2005	418,085,024.36
November 2005	402,091,202.15
December 2005	386,661,351.93
January 2006	371,775,586.99
February 2006	358,040,404.30
March 2006	344,800,581.12
April 2006	332,038,455.65
May 2006	319,736,992.34
June 2006	307,879,759.66
July 2006	296,450,908.83
August 2006	285,435,153.18
September 2006	274,817,748.26
October 2006	264,584,472.68
November 2006	254,721,609.58
December 2006	245,215,928.86
January 2007	236,054,669.86
February 2007	227,225,524.84
March 2007	218,716,622.91
April 2007	210,516,514.60
May 2007	202,614,156.92
June 2007	195,469,604.03
July 2007	188,576,981.39
August 2007	181,927,405.48
September 2007	175,512,306.02
October 2007	169,323,414.91
November 2007 and thereafter	$0.00

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

Total Current Balance:	$834,999,868					
Number Of Loans:	2,406					
			Minimum		**Maximum**	
Average Current Balance:	$347,049		$34,056		$4,100,000	
Average Original Balance:	$347,311		$34,056		$4,100,000	
Weighted Average Loan Rate:	3.091	%	1.875	%	5.875	%
Weighted Average Servicing Fee:	0.377	%	0.375	%	1.000	%
Weighted Average Net Loan Rate:	2.714	%	1.500	%	5.500	%
Weighted Average Gross Margin:	1.861	%	0.750	%	2.750	%
Weighted Average Maximum Loan Rate:	11.996	%	9.750	%	14.500	%
Weighted Average Original LTV:	70.16	%	12.42	%	100.00	%
Weighted Average Effective LTV:	69.51	%	12.42	%	95.00	%
Weighted Average Credit Score:	731		530		824	
Weighted Average Original Term:	343	months	300	months	360	months
Weighted Average Remaining Term:	342	months	274	months	360	months
Weighted Average Seasoning:	1	months	0	months	26	months
Weighted Average Next Rate Reset:	5	months	1	months	6	months
Weighted Average Rate Adj Freq:	5	months	1	months	6	months
Weighted Average First Rate Adj Freq:	5	months	1	months	6	months
Weighted Average IO Original Term:	79	months	60	months	120	months
Weighted Average IO Remaining Term:	78	months	40	months	120	months
Top State Concentrations ($):	33.23% California, 9.34 % Florida, 6.50 % Colorado, 6.16% Arizona					
Maximum Zip Code ($):	0.85% 90210					
First Pay Date:			Mar 1, 2002		May 1, 2004	
Rate Change Date:			May 1, 2004		Oct 1, 2004	
Maturity Date:			Feb 1, 2027		Apr 1, 2034	

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
LIBOR 6 Month	2,126	$722,693,895.93	86.55 %
LIBOR 1 Month	280	112,305,972.00	13.45
Total:	**2,406**	**$834,999,867.93**	**100.00** %

CURRENT MORTGAGE LOAN PRINCIPAL BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 - 100,000.00	137	$11,235,205.24	1.35 %
100,000.01 - 200,000.00	705	107,588,553.67	12.88
200,000.01 - 300,000.00	531	131,687,460.22	15.77
300,000.01 - 400,000.00	345	120,803,231.91	14.47
400,000.01 - 500,000.00	232	104,257,651.82	12.49
500,000.01 - 600,000.00	142	78,151,760.53	9.36
600,000.01 - 700,000.00	129	83,199,402.42	9.96
700,000.01 - 800,000.00	54	40,671,505.29	4.87
800,000.01 - 900,000.00	30	25,498,195.55	3.05
900,000.01 - 1,000,000.00	53	51,697,202.28	6.19
1,000,000.01 - 1,500,000.00	28	35,907,700.00	4.30
1,500,000.01 - 2,000,000.00	15	28,711,999.00	3.44
2,000,000.01 - 2,500,000.00	1	2,160,000.00	0.26
2,500,000.01 - 3,000,000.00	2	5,530,000.00	0.66
3,500,000.01 - 4,000,000.00	1	3,800,000.00	0.46
4,000,000.01 - 4,500,000.00	1	4,100,000.00	0.49
Total:	**2,406**	**$834,999,867.93**	**100.00** %

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

CURRENT MORTGAGE RATES (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.751 - 2.000	1	$1,080,000.00	0.13 %
2.251 - 2.500	41	11,120,208.60	1.33
2.501 - 2.750	496	188,219,093.21	22.54
2.751 - 3.000	446	153,404,854.38	18.37
3.001 - 3.250	997	324,779,216.66	38.90
3.251 - 3.500	388	144,188,493.84	17.27
3.501 - 3.750	6	4,162,599.69	0.50
3.751 - 4.000	1	456,000.00	0.05
4.001 - 4.250	3	791,691.42	0.09
4.501 - 4.750	4	1,042,550.00	0.12
4.751 - 5.000	5	1,545,976.00	0.19
5.001 >=	18	4,209,184.13	0.50
Total:	**2,406**	**$834,999,867.93**	***100.00*** %

MARGIN (%)	*Number of Mortgage* Loans	Principal Balance *Outstanding as of the* Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the *Statistical Cut-off* Date
0.750	1	$1,080,000.00	0.13 %
1.250	37	9,908,858.60	1.19
1.375	20	8,163,770.00	0.98
1.500	174	68,439,557.72	8.20
1.625	475	169,195,976.19	20.26
1.750	236	84,553,556.97	10.13
1.875	472	139,766,550.97	16.74
2.000	545	188,326,245.11	22.55
2.125	201	76,625,369.18	9.18
2.250	210	77,612,981.95	9.29
2.375	26	6,631,451.55	0.79
2.500	2	3,180,000.00	0.38
2.750	7	1,515,549.69	0.18
Total:	**2,406**	**$834,999,867.93**	**100.00** %

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL TERM	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	559	$235,610,690.21	28.22 %
360	1,847	599,389,177.72	71.78
Total:	**2,406**	**$834,999,867.93**	**100.00** %

REMAINING TERM TO STATED MATURITY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
271 - 276	1	$121,910.87	0.01 %
277 - 282	1	128,996.83	0.02
283 - 288	2	527,178.12	0.06
295 - 300	555	234,832,604.39	28.12
337 - 342	3	1,081,439.99	0.13
349 - 354	37	13,367,831.53	1.60
355 - 360	1,807	584,939,906.20	70.05
Total:	**2,406**	**$834,999,867.93**	**100.00** %

REMAINING IO TERM	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
37 - 42	3	$1,081,439.99	0.13 %
49 - 54	37	13,367,831.53	1.60
55 - 60	1,733	560,540,767.60	67.13
91 - 96	1	121,910.87	0.01
97 - 102	1	128,996.83	0.02
103 - 108	2	527,178.12	0.06
115 - 120	629	259,231,742.99	31.05
Total:	**2,406**	**$834,999,867.93**	**100.00** %

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

NEXT RATE ADJUSTMENT DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
5/1/2004	308	$120,493,077.90	14.43	%
6/1/2004	34	16,941,545.84	2.03	
7/1/2004	170	49,524,758.72	5.93	
8/1/2004	130	47,287,654.72	5.66	
9/1/2004	741	248,925,496.75	29.81	
10/1/2004	1,023	351,827,334.00	42.14	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

ORIGINAL LOAN - TO - VALUE RATIO(%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
10.01 - 20.00	4	$1,012,700.00	0.12	%
20.01 - 30.00	24	8,780,306.00	1.05	
30.01 - 40.00	55	14,826,175.00	1.78	
40.01 - 50.00	120	51,081,786.29	6.12	
50.01 - 60.00	208	83,341,912.56	9.98	
60.01 - 65.00	149	66,431,045.64	7.96	
65.01 - 70.00	309	118,085,995.69	14.14	
70.01 - 75.00	457	160,944,077.20	19.27	
75.01 - 80.00	965	299,372,478.61	35.85	
80.01 - 85.00	18	3,514,050.00	0.42	
85.01 - 90.00	30	6,723,347.11	0.81	
90.01 - 95.00	34	6,856,579.00	0.82	
95.01 - 100.00	33	14,029,414.83	1.68	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

EFFECTIVE LOAN - TO - VALUE RATIO(%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
10.01 - 20.00	4	$1,012,700.00	0.12	%
20.01 - 30.00	25	10,319,306.00	1.24	
30.01 - 40.00	55	14,826,175.00	1.78	
40.01 - 50.00	122	51,497,186.29	6.17	
50.01 - 60.00	217	85,993,912.56	10.30	
60.01 - 65.00	149	66,431,045.64	7.96	
65.01 - 70.00	332	128,639,410.52	15.41	
70.01 - 75.00	457	160,944,077.20	19.27	
75.01 - 80.00	965	299,372,478.61	35.85	
80.01 - 85.00	17	3,383,650.00	0.41	
85.01 - 90.00	30	6,723,347.11	0.81	
90.01 - 95.00	33	5,856,579.00	0.70	
Total:	**2,406**	**$834,999,867.93**	**100.00**	%

Sequoia Mortgage Trust 2004-4
Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	2	$1,001,350.00	0.12 %
520 - 539	1	1,539,000.00	0.18
560 - 579	1	2,000,000.00	0.24
580 - 599	3	968,992.19	0.12
600 - 619	4	4,728,200.00	0.57
620 - 639	15	6,752,750.00	0.81
640 - 659	73	23,976,238.77	2.87
660 - 679	222	70,312,270.54	8.42
680 - 699	299	104,430,873.10	12.51
700 - 719	327	114,979,419.03	13.77
720 - 739	321	105,872,032.37	12.68
740 - 759	382	132,714,730.69	15.89
760 - 779	396	148,769,721.50	17.82
780 - 799	287	89,915,024.16	10.77
800 - 819	70	25,928,433.58	3.11
820 - 839	3	1,110,832.00	0.13
Total:	**2,406**	**$834,999,867.93**	**100.00 %**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	2,406	$834,999,867.93	100.00 %
Total:	**2,406**	**$834,999,867.93**	**100.00 %**

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	1,405	$421,727,221.65	50.51 %
Limited	516	218,755,379.07	26.20
Lite Doc	248	89,617,722.40	10.73
Alternative	189	87,633,100.03	10.49
Asset, No Income	27	11,963,457.64	1.43
No Ratio	14	3,305,200.00	0.40
Low, No Doc	5	1,145,463.00	0.14
Other	2	852,324.14	0.10
Total:	**2,406**	**$834,999,867.93**	**100.00** %

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	2,153	$747,808,205.04	89.56 %
Second Home	164	70,336,188.47	8.42
Investment	89	16,855,474.42	2.02
Total:	**2,406**	**$ 834,999,867.93**	**100.00** %

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	1,412	$495,635,961.38	59.36 %
Planned Unit Development	760	263,436,724.22	31.55
Condo	214	67,967,536.78	8.14
2-4 Family	16	6,150,645.55	0.74
Co-op	4	1,809,000.00	0.22
Total:	**2,406**	**$ 834,999,867.93**	**100.00** %

Sequoia Mortgage Trust 2004-4
Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Refinance - Rate Term	1,059	$327,839,109.98	39.26	%
Purchase	733	300,102,718.84	35.94	
Refinance - Cashout	614	207,058,039.11	24.80	
Total:	**2,406**	**$ 834,999,867.93**	**100.00**	%

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

GEOGRAPHIC DISTRIBUTION BY BALANCE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date	
Alabama	7	$1,850,500.00	0.22	%
Alaska	1	129,600.00	0.02	
Arizona	188	51,456,387.00	6.16	
Arkansas	3	1,028,200.00	0.12	
California	566	277,437,784.63	33.23	
Colorado	201	54,243,352.73	6.50	
Connecticut	19	8,361,950.00	1.00	
Delaware	4	630,120.00	0.08	
District of Columbia	3	3,325,000.00	0.40	
Florida	237	77,996,969.62	9.34	
Georgia	143	39,392,785.14	4.72	
Hawaii	8	3,951,900.00	0.47	
Idaho	3	429,800.00	0.05	
Illinois	63	22,418,014.47	2.68	
Indiana	5	1,034,191.81	0.12	
Kansas	13	2,667,550.00	0.32	
Kentucky	6	1,197,700.00	0.14	
Louisiana	2	510,500.00	0.06	
Maine	2	1,325,200.00	0.16	
Maryland	50	15,902,743.69	1.90	
Massachusetts	30	17,513,824.00	2.10	
Michigan	36	10,115,050.00	1.21	
Minnesota	27	8,671,397.00	1.04	
Missouri	11	3,659,999.00	0.44	
Montana	3	2,404,000.00	0.29	
Nevada	67	21,014,188.96	2.52	
New Hampshire	2	463,000.00	0.06	
New Jersey	44	18,224,707.03	2.18	
New Mexico	7	1,453,936.00	0.17	
New York	39	19,459,675.00	2.33	
North Carolina	78	24,380,750.00	2.92	
Ohio	155	27,877,544.65	3.34	
Oklahoma	1	153,000.00	0.02	
Oregon	14	4,458,920.00	0.53	
Pennsylvania	36	13,114,106.00	1.57	

Sequoia Mortgage Trust 2004-4

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

GEOGRAPHIC DISTRIBUTION BY BALANCE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Rhode Island	3	1,114,800.00	0.13
South Carolina	34	8,708,970.00	1.04
Tennessee	18	4,947,089.00	0.59
Texas	101	26,133,378.99	3.13
Utah	32	8,064,400.00	0.97
Virgin Islands	1	185,000.00	0.02
Virginia	61	19,651,061.02	2.35
Washington	77	26,290,822.19	3.15
West Virginia	1	179,000.00	0.02
Wisconsin	3	1,396,000.00	0.17
Wyoming	1	75,000.00	0.01
Total:	**2,406**	**$834,999,867.93**	**100.00** %